Exhibit 12.1

NUTRACEA
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed Charges
Interest	$1	$7	$896	$28	$4,311
Total fixed charges for purpose of ratio	$1	$7	$896	$28	$4,311

Earnings
Income (loss) from continuing operations before income taxes	$(11,891)	$1,585	$(3,872)	$(23,582)	$(12,538)
Add: fixed charges	1	7	896	28	4,311
Earnings (loss) for purpose of ratio	$(11,890)	$1,592	$(2,976)	$(23,554)	$(8,227)

Ratio of earnings to fixed charges	N/A	227:1	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(11,890)	$—	$(2,976)	$(23,554)	$(8,227)